Childwise International LLC
Profit & Loss
January through November 2020

	Jan - Nov 20
Ordinary Income/Expense	
Income	
Sales income	329,724.13
Total Income	329,724.13
Cost of Goods Sold	
Cost of Services Sold	
CDA Course Production	117,812.00
CDA Training Materials	5,636.90
Offline Course Development and	2,302.93
Online CDA Course Development	32,020.00
Online TA	4,500.00
online training instructor	14,295.00
Student Training Materials	37.97
Total Cost of Services Sold	176,604.80
PLN CDA Training Program	65,575.10
Total COGS	242,179.90
Gross Profit	87,544.23
Expense	
Accounting	5,471.80
Advertising and Promotion	1,230.00
Bank Fees	1,104.65
Business Licenses and Fees	127.87
Company Setup Fees	5,000.00
Computer and Internet Expenses	
iPhone apps	155.04
Networking Apps	299.90
Video Conferencing	144.93
Computer and Internet Expenses - Other	70.19
Total Computer and Internet Expenses	670.06
Contractor Fees	
CDA partnership management	25,000.00
China CDA Training Project Oper	30,000.00
Design	30.00
Executive Assistant	3,000.00
Online Sales Platform	983.98
Sales	1,000.00
Sales and Marketing support	66,600.00
Social Media Contractor	22,500.00
US Market Consulting	12,925.00
Total Contractor Fees	162,038.98
MA-DoR Tax Penalty	10.34
Office Supplies	419.82
Payroll Expenses	21,654.80
Postage and Shipping	1,077.73
Printing	240.00
Professional Fees	
attorney fees	40.00
Total Professional Fees	40.00
Rent Expense	15,299.50

Childwise International LLC
Profit & Loss
January through November 2020

	Jan - Nov 20
Travel Expense	
Airfare	853.60
Local Transportation (overnight	170.00
lodgings	0.00
Total Travel Expense	1,023.60
Web hosting	29.97
Website Components	227.00
Total Expense	215,666.12
Net Ordinary Income	-128,121.89
Net Income	**-128,121.89**